

July 18, 2012

<u>Via E-mail</u>
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

  Re: SINA Corporation
  Form 20-F for the Fiscal Year Ended December 31, 2011
  Filed April 27, 2012
  Form 20-F for the Fiscal Year Ended December 31, 2010
  Filed May 31, 2011
  File No. 000-30698

Dear Mr. Yu:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief